

2 April 2003

03 APR -7 AM 7:21

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com



03050983

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;
2. distributes or is required to distribute to the holders of its securities; and
3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 2 April 2003, the Company filed with the London Stock Exchange an announcement regarding Holdings in the Company.

A copy of the relevant documentation is enclosed for your review.

Very truly yours,

Mike Vaux
Group Company Secretary's Office
MyTravel Group plc

Enclosures

J:Grpsec-15-07-0801-001-SEC-3-030321


Meditor
Capital Management Limited

Tower 42
37th Floor
25 Old Broad Street
London
EC2N 1HQ

Telephone: (44) 20 7786 5100
Facsimile: (44) 20 7786 5101
Email: mcm@meditor.co.uk
Website: www.meditor.co.uk
Regulated by the FSA

The Company Secretary
MyTravel Group PLC
Parkway One
Parkway Business Centre
300 Princess Road
Manchester
M14 7QU

2 April 2003

By Fax: 0161 232 6524

Dear Sir,

Notifiable Interest in the Company

We refer to our letter of 29 January 2003. Please note that, as of 31 March 2003, the Meditor European Master Fund Ltd. no longer has a notifiable interest in the share capital of My Travel Group plc.

Yours faithfully,

Peter Gartside

B.P.N.Gartside
(Director)
Direct Line : 020 7786 5114
E-mail : PeterG@meditor.co.uk

Registered Office :


London
STOCK EXCHANGE
RNS
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the London Stock Exchange
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Announcement Submitted

Your announcement has been successfully submitted and will be released by RNS in accordance with your instructior announcement details are reproduced below for your information:

Company Name	MyTravel Group plc
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Additional Distribution	None.
Contact Name	Michael Vaux
Contact Telephone No	0161 232 6567

The RNS number for the announcement is 5318J.

Announcement 5318J will now appear in your Status List.

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
MyTravel Group plc	Holding(s) in Company		09:57 2 Apr 03		

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Meditor European Master Fund Ltd.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not applicable

6. Percentage of issued class

Not applicable

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

Ordinary shares of 10p

10. Date of transaction

Not supplied

11. Date company informed

2 April 2003

12. Total holding following this notification

Not supplied.

13. Total percentage holding of issued class following this notification

Not supplied.

14. Any additional information

No longer a notifiable interest

15. Name of contact and telephone number for queries

Mike Vaux – Assistant Company Secretary – 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Greg McMahon – Group Company Secretary



Date of notification

2 April 2003